UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ALJ Regional Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001627108
(CUSIP Number)

May 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS William Montgomery I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,907,920
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,907,920
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,907,920
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 42,172,791 shares of the Issuer’s common stock issued and outstanding as of April 30, 2020, as reported on the Issuer’s Form 10-Q for the quarter ended March 30, 2020.

CUSIP No. 001627108	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a) Name of Issuer:

ALJ Regional Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices:

244 Madison Avenue, PMB #358

New York, NY 10016

Item 2.	(a) Name of Person Filing:

William Montgomery

(b) Address of Principal Business Office or, if none, Residence:

Elizabeth Glazer 2012 Trust

c/o William Montgomery, trustee

825 West End Ave 15 C

New York, NY 10025

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

001627108

CUSIP No. 001627108	SCHEDULE 13G	Page 4 of 5 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4. Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 001627108	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2020

By:	/s/ William Montgomery
	Name:	William Montgomery